UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 2)*

Frontline Ltd.
(Name of Issuer)

Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)

G3682E192
(CUSIP Number)
Hemen Holding Limited c/o Seatankers Management Co. Ltd P.O. Box 53562 CY-3399 Limassol Cyprus Attn: Spyros Episkopou +1 (357) 25-858-300 with a copy to:
Keith J. Billotti, Esq. Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G3682E192

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

79,145,703

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

79,145,703

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,145,703

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

46.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	G3682E192

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

79,145,703

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

79,145,703

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,145,703

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

46.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Ordinary Shares that Hemen Holding Limited beneficially owns.

CUSIP No.	G3682E192

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

79,145,703

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

79,145,703

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,145,703

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

46.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the indirect sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the Ordinary Shares that Hemen Holding Limited beneficially owns.

CUSIP No.	G3682E192

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

79,145,703

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

79,145,703

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,145,703

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

46.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*  Mr. Fredriksen may be deemed to beneficially own 79,145,703 Ordinary Shares through his indirect influence over Hemen Holding Limited and Greenwich Holdings Limited, the shares of which are held in the Trusts. The Trusts are the indirect sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 79,145,703 Ordinary Shares beneficially owned by Hemen Holding Limited, and Greenwich Holdings Limited except to the extent of his voting and dispositive interests in such Ordinary Shares. Mr. Fredriksen has no pecuniary interest in the 79,145,703 Ordinary Shares beneficially owned by Hemen Holding Limited and Greenwich Holdings Limited.

CUSIP No.	G3682E192

Item 1. Security and Issuer
This Amendment No. 2 to Schedule 13D (the "Amendment No. 2") amends and supplements the Schedule 13D (as amended, the "Schedule 13D") filed by (i) Hemen Holding Limited, a Cyprus holding company ("Hemen Holding"), (ii) Greenwich Holdings Limited, a Cyprus holding company ("Greenwich"), (iii) C.K. Limited, a Jersey company ("C.K. Limited") and (iv) Mr. John Fredriksen, a citizen of Cyprus (collectively, the "Reporting Persons") on December 19, 2016, relating to the ordinary shares, par value $1.00 per share (the "Ordinary Shares") of Frontline Ltd., a Bermuda exempted company (the "Issuer").  Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.
Item 2. Identity and Background

This Amendment No. 2 amends and restates Item 2 of the Schedule 13D in its entirety as follows:

(a),(f)	The persons filing this statement are the Reporting Persons (as defined above).

(b)	The address of the principal place of business of Hemen Holding and Greenwich is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is IFC 5, St. Helier, Jersey JE1 1SR.

The address of Mr. Fredriksen is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(c)
The principal business of Hemen Holding and Greenwich is acting as investment holding companies. Hemen Holding is the largest shareholder in Frontline, beneficially owning approximately 46.5% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen Holding. The principal business of C.K. Limited is acting as trustees of various trusts established by John Fredriksen for the benefit of his immediate family members. C.K. Limited serves as the trustee for the Trusts that are the sole shareholder of Greenwich and indirect owner of Hemen Holding. As a result of the foregoing, the total Ordinary Shares reported as beneficially owned by each of Hemen Holding, Greenwich and C.K. Limited  is reported as beneficially owned by Mr. Fredriksen.

The name, citizenship, present principal occupation or employment and the business address of Hemen Holding's directors is set forth below. Hemen Holding does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and the business address of Greenwich's directors is set forth below. Greenwich does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Christophis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and principal business address of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte's principal business address is IFC 5, St. Helier, Jersey, JE1 1ST. Mr. Le Vesconte is a citizen of Jersey.

Lewis James Glyn Williams	Director	Mr. Williams principal business address is IFC 5, St. Helier, Jersey, JE1 1ST. Mr. Williams is a citizen of Jersey.

(d), (e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 2 amends the Schedule 13D to add the following paragraph to Item 3 of the Schedule 13D:
On June 6, 2019, Hemen Holding sold 3,000,000 Ordinary Shares at a price of NOK 68.50 per share.

Item 4.	Purpose of the Transaction
There are no material changes from the Schedule 13D previously filed by the Reporting Persons on December 19, 2016.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) – (b) The aggregate number and percentage of shares of the Issuer beneficially owned by the Reporting Persons (based upon the 170,292,174* Ordinary Shares issued and outstanding) are as follows:

Hemen Holding
a) Amount beneficially owned: 79,145,703	Percentage: 46.5%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 79,145,703
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 79,145,703

Greenwich
a) Amount beneficially owned: 79,145,703	Percentage: 46.5%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 79,145,703
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 79,145,703

C.K. Limited
a) Amount beneficially owned: 79,145,703	Percentage: 46.5%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 79,145,703
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 79,145,703

John Fredriksen**
a) Amount beneficially owned: 79,145,703	Percentage: 46.5%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 79,145,703
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 79,145,703

*  According to the Issuer’s Report on Form 6-K, filed with the Commission on June 4, 2019.
** Mr. Fredriksen disclaims beneficial ownership of the 79,145,703 Ordinary Shares except to the extent of his voting and dispositive interests in such Ordinary Shares. Mr. Fredriksen has no pecuniary interest in the 79,145,703 Ordinary Shares.
Except as described above, no Ordinary Shares are beneficially owned by the persons named in Item 2.
(c) The information set forth in Item 3 of this Amendment No. 2 is incorporated herein by reference.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
On June 6, 2019, Hemen Holding entered into a cash-settled total return swap agreement (the "Total Return Swap") with economic exposure to 3,000,000 notional Ordinary Shares at a price of NOK 68.50 per share. The expiration date of the Total Return Swap is September 6, 2019 and the Total Return Swap price is NOK 68.9104 per share. The Total Return Swap provides Hemen Holding with economic results that are comparable to ownership but does not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Ordinary Shares that are the subject of the Total Return Swap.
The Reporting Persons may, from time to time, in the ordinary course of business, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give the Reporting Persons direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing. Accordingly, the Reporting Persons disclaim any beneficial ownership in the securities that may be referenced in such contracts.

Item 7.	Materials to be Filed as Exhibits

This Amendment No. 2 amends and restates Item 7 of the Schedule 13D in its entirety as follows:
Exhibit A:	Joint Filing Agreement

Exhibit B:
Voting Agreement dated July 1, 2015, by and among Frontline Ltd. and the shareholders Party thereto (incorporated by reference to Exhibit B to the Reporting Persons’ Schedule 13D filed with the Commission on December 11, 2015)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 19, 2019
(Date)

Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen
(Signature)

John Fredriksen*
(Name)
* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his voting and dispositive interests therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
JOINT FILING AGREEMENT
The undersigned agree that this Amendment No. 2 to Schedule 13D, dated June 19, 2019, relating to the Ordinary Shares, par value $1.00 per share of Frontline Ltd. shall be filed on behalf of the undersigned.
Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen
(Signature)

John Fredriksen
(Name)